CONSENT OF MINTEC INC.

We hereby consent to the use of our name in connection with the following report and documents, which are being filed as exhibits to and incorporated by reference into the registration statement on Form 40-F of Gammon Gold Inc. (the "Company") being filed with the United States Securities and Exchange Commission:

  Information relating to the mineral reserve and mineral resource calculations for the Ocampo property; and

  The annual information form of the Company dated March 26, 2008, which includes reference to my name in connection with information relating to the Ocampo property, and the properties described therein.

Date: March 31, 2008	MINTEC INC.

By: /s/ Abdullah Arik
Name: Abdullah Arik, B.Sc., MS
Title: Mintec Inc.